

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2021

Richard Liu
Chief Executive Officer
Efund City Metro Income Fund LLC
232 Old River Rd
Edgewater, NJ 07020

> **Re: Efund City Metro Income Fund LLC**
> **Offering Statement on Form 1-A**
> **Filed July 28, 2021**
> **File No. 024-11538**

Dear Mr. Liu:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 11, 2021 letter.

Amendment 1 to Offering Statement on Form 1-A Filed July 28, 2021

Use of Proceeds, page 26

1. We have reviewed your response to comment 1 and your revised disclosure, and note that you removed disclosure related to a minimum offering amount from the note disclosures to your financial statements and elsewhere in the filing, but did not remove the Minimum Offering Amount column from your Use of Proceeds table. Please clarify and/or revise accordingly.

Description of Business, page 26

2. It appears that you may have operations or plans to operate outside the United States and Canada. In this regard, we note that you are dependent on the key personnel

of Hongkun USA Real Estate Development LLC ("Hongkun USA") for the day-to-day operation of your business and that Hongkun USA is the U.S. subsidiary of Hongkun Group, a real estate investment, development and management holding company headquartered in Beijing.   Please tell us the location of your management, key personnel and employees and whether the parent of Hongkun USA plans to conduct your operations. Please see Rule 251(b)(1) of Regulation A.

 You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Maryse Mills-Apenteng at 202-551-3457 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Linda Lei, Esq.